Balance Sheet

English For A Song Inc.

As of Dec 31, 2017

ACCOUNTS	Dec 31, 2017
Assets	
Cash and Bank	
BUSINESS CHECKING	$477.67
Checking Account	$795.42
Total Cash and Bank	**$1,273.09**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$1,273.09**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owner Investment / Drawings	$2,354.55
Retained Earnings	
Profit for all prior years	-$993.45
Profit between Jan 1, 2017 and Dec 31, 2017	-$88.01
Total Retained Earnings	**-$1,081.46**
Total Equity	**$1,273.09**